Exhibit 99.1

PRIOR TO ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS,
PLEASE READ THE FOLLOWING INFORMATION CAREFULLY

September 6, 2005

Dear Inland Land Appreciation Fund II, L.P. Investor:

We are aware that MacKenzie Patterson Fuller, Inc. ("MPF"), an unaffiliated third party, has commenced a tender offer to purchase your partnership units in Inland Land Appreciation Fund II, L.P. (the "Fund").

THE FUND'S CORPORATE GENERAL PARTNER RECOMMENDS THAT YOU REJECT THIS TENDER OFFER BASED ON THE FOLLOWING INFORMATION.

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  We believe that the long term value of each partnership unit is greater than the amount offered by MPF.

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  The offer price of $700.00 per partnership unit is less than the Fund's estimated 2004 ERISA value of $800.00 per partnership unit. The estimated ERISA value is based upon the average appraised value of the land owned by the Fund, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted for sales since the date of the appraisal. There is no guarantee, however, that the ERISA value will be achieved.

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  If you accept MPF's offer, the offer price of $700.00 per partnership unit will be reduced by the amount of distributions declared or paid to you by the Fund between August 23, 2005 and October 4, 2005, or later if MPF extends its offer.

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  The Fund has contracts pending or has accepted offers on the sale of over 600 acres. Provided contingencies are met and the buyers perform, the closings of certain of these sale transactions are expected to occur during the third and fourth quarters of 2005, which we expect would result in additional distributions to the Fund's limited partners. The Fund has sold approximately 3,208 of its original 4,530 acres.

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  Pre-development activities, such as rezoning, annexation and land planning, are currently underway on hundreds of acres owned by the Fund, which we believe will increase the value of the land.

        We believe that tender offers from unaffiliated third parties are generally priced below the fair market value of the security. If you have an urgent need to liquidate your investment, you may not know that there also is a secondary market where your partnership units may be sold. We can provide you with a list of companies that have purchased Fund partnership units in the past. Please note that you may receive more or less than the amount offered by MPF should you choose to sell your partnership units in the secondary market.

        An investor in the Fund who has held partnership units since its inception has received distributions totaling $1,355.02 per $1,000.00 partnership unit. This amount is equivalent to approximately 136% of the original investment amount. Although we cannot guarantee the Fund's future performance, our goal remains the same—to sell the Fund's remaining assets and make distributions of the sale proceeds until the Fund is concluded. If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely,
INLAND REAL ESTATE INVESTMENT CORPORATION
/s/ ROBERT D. PARKS Robert D. Parks Chairman

cc:    Broker/Dealer Investment Representative